Exhibit 2

Elbit Systems Ltd.
Management’s Report
For The Three and Nine-Month Period Ended September 30, 2007

This report should be read together with the unaudited financial statements for the quarter ended September 30, 2007 of Elbit Systems Ltd. (“Elbit Systems” and together with its subsidiaries, the “Company” or the “Group”), the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2006, the Company’s management report for the year ended December 31, 2006 and the Company’s Form 20-F for the year ended December 31, 2006, filed by the Company with the U.S. Securities and Exchange Commission and with the Israeli Securities Authority.

Forward looking statements with respect to the Company’s business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

A. Executive Overview

Business Description

The Group operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), unmanned air vehicles, advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links, military communications systems and equipment and radios. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

The Group provides support services for the platforms it upgrades as well as the systems and products it supplies. In addition, the Group provides a wide range of logistic support services. Several of the Group’s companies also provide advanced engineering and manufacturing services to various customers, utilizing their significant manufacturing capabilities. The Group often cooperates with industries in Israel and in various other countries.

The Group tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Group provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

The Group operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, its competitive position sometimes is affected by specific requirements in particular markets.

Financial Highlights

The Company’s revenues increased by 38% and reached $518.9 million in the third quarter of 2007, as compared to $376.7 million in the third quarter of 2006.

Net earnings in the third quarter of 2007 were $26.4 million and the diluted earnings per share were $0.62, as compared to $18.7 million and $0.45 in the third quarter of 2006, an increase of 41%.

The Company’s backlog as of September 30, 2007 reached $4.5 billion, as compared to $3.8 billion as of December 31, 2006, an increase of approximately 20%.

The Company’s cash flow generated from operations in the nine-month period ended September 30, 2007 was $214.2 million, as compared to $149.9 million in the nine-month period ended September 30, 2006, an increase of 43%.

The Board of Directors declared a dividend of $0.17 per share for the third quarter.

B.  Recent Events

•
On September 5, 2007, the Company’s subsidiary, Cyclone Aviation Products Ltd., was awarded a contract by Spirit AeroSystems, Inc. for composite structural components for commercial aircraft, valued at approximately $30 million and is scheduled for delivery between 2007 and 2011.

•
On September 6, 2007, the Company received finalization of funding approval of U.S. Foreign Military Financing (“FMF”) in a total amount of approximately $300 million (approximately $130 million of this amount has already been recorded in the Company’s backlog) for the FMF portion of the Israeli Digital Army Program (“DAP”). This is further to its announcement dated December 13, 2004, regarding the award of the prime contract frame agreement by the Israel Ministry of Defense for the DAP.

•
On September 30, 2007, the Company was selected to equip the Israel Air Force (“IAF”) with its Lizard laser-guided bombs. The contract value is several million US dollars and the initial supply of the systems to the IAF has already begun.

•
On October 8, 2007, the Company announced that its wholly-owned U.S. subsidiary, Tallahassee Technologies, Inc. (“Talla-Tech”), received $14.4 million in contract awards on multiple programs for the U.S. Department of Defense for Talla-Tech’s PRDA-57 and Tacter 31-M products.

•
On October 23, 2007, the Company announced that its joint venture with Rockwell Collins, Vision Systems International LLC (“VSI”), a leader in advanced Helmet Mounted Displays (“HMD”) technology, received several new contracts with a total value of more than $60 million.

•
On November 7, 2007, the Company announced that on November 6, 2007, a jury verdict was rendered in a trial in the U.S. against several defendants, including Kollsman, Inc. (“Kollsman”), a wholly-owned U.S. subsidiary of the Company. The trial involved primarily misappropriation of trade secrets relating to two models of a commercial air data computer. The jury’s verdict awarded damages against all of the defendants, including an award against Kollsman. The verdict also allows for the possibility of the court’s imposition of exemplary damages and other costs against any or all of the defendants based on willful conduct. Kollsman is evaluating the options available to it in light of the jury verdict and believes it has bases to appeal the verdict and to object to the imposition of any exemplary damages or other costs. The impact of the verdict is reflected in the third quarter results.

•
On November 11, 2007, The Company announced that it received a new UAV order for the Israeli Defense Forces (“IDF”). The order, valued at approximately $30 million, includes the development, manufacture and supply of new and improved UAV systems, as well as the upgrade of existing UAV systems, designed to enhance and expand the IDF's existing UAV platforms. Development and supply is scheduled to take place over a period that exceeds three years.

C. Backlog of Orders

The Company’s backlog of orders as of September 30, 2007 reached $4,548 million, of which 71% was for orders outside Israel. The Company’s backlog as of December 31, 2006 was $3,786 million, of which 68% was for orders outside Israel.

Approximately 50% of the Company’s backlog as of September 30, 2007 is scheduled to be performed in the last quarter of 2007 and during 2008. The majority of the 50% of the Company’s backlog balance is scheduled to be performed in 2009 and 2010.

D.  Critical Accounting Policies and Estimates

The Company’s significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2006. See also the Company’s management report for the year ended December 31, 2006.

The Company and its subsidiaries are subject to examination by various tax authorities in jurisdictions such as Israel, the United States and Europe. With respect to the Company and its major subsidiaries, we have completed the examinations by the tax authorities for tax years through 2000. The Company and certain subsidiaries are under examination of the tax authorities for the years 2001-2005. The Company does not expect any material adverse affect will result from such examination.

E. Ferranti Technologies (Group) Limited ("FTL")

On July 27, 2007, the Company reported that it acquired the entire share capital of the UK company FTL for £15 million (approximately $31 million).

The table below summarizes the preliminary Purchase Price Allocation (“PPA”) for the aggregate assets acquired, and liabilities assumed, in connection with the acquisition of FTL’s shares as follows:

	Acquired share of book value in FTL	Excess cost	Total	Expected useful lives of excess cost
	(in thousands of U.S. dollars)
Working capital	$3,873	$582	$4,455	2 year
Long-term assets and investments	3,845	3,376	7,221	20 years
Non-competition	-	436	436	2 years
Brand name	-	1,119	1,119	15 years
Customer relationships and backlog	-	8,933	8,933	13-15 years
Technology	-	750	750	15 years
Deferred taxes	-	(4,559)	(4,559)
Goodwill	-	12,055	12,055	Indefinite - subject to annual impairment test
	$7,718	$22,692	$30,410

The assets and liabilities recorded in connection with the PPA for the FTL acquisition are based upon preliminary estimates of fair values for contracts in process, inventories, estimated costs in excess of estimated contract value to complete contracts in process in a loss position, contingent assets and liabilities, identifiable intangibles, goodwill, property, plant and equipment and deferred income taxes. Actual adjustment will be based on the final appraisals and other analysis of fair values, which are in process. The Company expects to complete the PPA by the end of 2007. The Company does not expect the difference between the preliminary and final PPA for this business acquisition to have a material impact on its results of operations or financial position.

 F. Summary of Financial Results

The following table sets forth the consolidated statements of operations of the Company and its subsidiaries for the three and nine-month periods ended September 30, 2007 and September 30, 2006.
The financial statements of the Company include consolidation of Tadiran Communications Ltd.’s (“Tadiran”) financial results from May 2007, and the financial results of FTL from August 2007, and are not included in the 2006 results, which were prior to the date of the acquisition.

	For the nine months ended September 30				For the three months ended September 30
	2007		2006		2007		2006
	$	%	$	%	$	%	$	%
	(In thousands of U.S. dollars except per share data)
Total revenues	1,390,705	100.0	1,055,855	100.0	518,947	100.0	376,670	100.0
Cost of revenues	1,020,022	73.3	782,605	74.1	378,755	73.0	280,538	74.5
Restructuring expenses	10,482	0.8	-	-	-	-	-	-
Gross profit	360,201	25.9	273,250	25.9	140,192	27.0	96,132	25.5
Research and development (R&D) expenses	106,019	7.6	82,365	7.8	39,812	7.7	29,618	7.8
Less - participation	(18,425)	(1.3)	(18,002)	(1.7)	(5,292)	(1.0)	(5,044)	(1.3)
R&D expenses, net	87,594	6.3	64,363	6.1	34,520	6.7	24,574	6.5
Marketing and selling expenses	113,134	8.1	81,027	7.7	41,558	8.0	27,397	7.3
General and administrative expenses	73,182	5.3	57,454	5.4	28,764	5.5	19,727	5.2
In-process R&D write-off	16,560	1.2	-	-	-	-	-	-
	290,470	20.9	202,844	19.2	104,842	20.2	71,698	19.0
Operating income	69,731	5.0	70,406	6.7	35,350	6.8	24,434	6.5
Finance expenses, net	(8,698)	(0.6)	(15,363)	(1.4)	(736)	(0.1)	(4,445)	(1.2)
Other income (expenses), net	82	-	391	-	(13)	-	231	0.1
Income before taxes on income	61,115	4.4	55,434	5.3	34,601	6.7	20,220	5.4
Taxes on income	21,311	1.5	16,645	1.6	9,189	1.8	7,279	1.9
	39,804	2.9	38,789	3.7	25,412	4.9	12,941	3.5
Minority interest in losses of subsidiaries	(5,042)	(0.4)	1,304	0.1	(3,285)	(0.6)	1,227	0.3
Equity in net earnings of affiliated companies and partnership	10,021	0.7	8,189	0.8	4,248	0.8	4,575	1.2
Net earnings	44,783	3.2	48,282	4.6	26,375	5.1	18,743	5.0
Diluted earnings per share	1.06		1.15		0.62		0.45

Revenues

The Company’s sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company’s revenues is subject to governmental budgetary constraints.

Three Months Ended on September 30, 2007, Compared to Three Months Ended on September 30, 2006

The consolidated revenues increased by 37.8% from $376.7 million in the third quarter of 2006 to $518.9 million in the third quarter of 2007.

The following table sets forth the Company’s revenue distribution by areas of operation:

	Three-Month Period ended
	September 30, 2007		September 30, 2006
	$ millions	%	$ millions	%
Airborne systems	136.5	26.3	138.3	36.7
Land systems	94.1	18.1	100.9	26.8
C4ISR systems	192.0	37.0	66.8	17.7
Electro-optics	61.0	11.8	39.5	10.5
Other (mainly non-defense engineering and production services)	35.3	6.8	31.2	8.3
Total	518.9	100.0	376.7	100.0

The changes in revenue distribution by areas of operation include the results of Tadiran in the C4ISR category and additionally were the result of ordinary quarterly fluctuations.

The following table sets forth the Company’s distribution of revenues by geographic regions:

	Three-Month Period ended
	September 30, 2007		September 30, 2006
	$ millions	%	$ millions	%
Israel	119.1	23.0	99.4	26.4
United States	169.6	32.7	169.9	45.1
Europe	131.3	25.3	50.3	13.3
Other countries	98.9	19.0	57.1	15.2
Total	518.9	100.0	376.7	100.0

The changes in revenues by geographic distribution were the result of standard quarterly fluctuations and were influenced by the consolidation of Tadiran’s results and increased revenues in Europe, mainly from United Kingdom UAV operations related deliveries.

Nine Months Ended on September 30, 2007, Compared to Nine Months Ended on September 30, 2006

The Company’s consolidated revenues increased by 31.7%, from $1,055.9 million in the first nine months of 2006 to $1,390.7 million in the first nine months of 2007.

The following table sets forth the Company’s revenue distribution by areas of operation:

	Nine-Month Period ended
	September 30, 2007		September 30, 2006
	$ millions	%	$ millions	%
Airborne systems	449.3	32.3	417.4	39.5
Land systems	244.1	17.6	199.7	19.0
C4ISR systems	415.6	29.9	218.4	20.7
Electro-optics	178.6	12.8	129.3	12.2
Other (mainly non-defense engineering and production services)	103.1	7.4	91.1	8.6
Total	1,390.7	100.0	1,055.9	100.0

The changes in revenue distribution by areas of operation include the results of Tadiran in the C4ISR category and additionally were the result of ordinary quarterly periodical fluctuations.

The following table sets forth the Company’s distribution of revenues by geographic regions:

	Nine-Month Period ended
	September 30, 2007		September 30, 2006
	$ millions	%	$ millions	%
Israel	295.9	21.3	312.9	29.6
United States	489.8	35.2	399.9	37.9
Europe	336.8	24.2	158.7	15.0
Other countries	268.2	19.3	184.4	17.5
Total	1,390.7	100.0	1,055.9	100.0

The changes in revenues by geographic distribution were influenced by the consolidation of Tadiran’s results.

Gross Profit

The Company’s gross profit represents the aggregate results of the Company’s activities and projects and is based on the mix of programs in which the Company is engaged during the reported period.

Three Months Ended on September 30, 2007, Compared to Three Months Ended on September 30, 2006

The Company’s gross profit in the quarter ended September 30, 2007 was $140.2 million as compared to $96.1 million in the quarter ended September 30, 2006. The gross profit margin in the third quarter of 2007 was 27.0% as compared to 25.5% in the same period last year. The improved gross margin was a result of a mix of programs and the consolidation of the financial results of Tadiran which carry higher margins.

Nine Months Ended on September 30, 2007, Compared to Nine Months Ended on September 30, 2006

The Company’s gross profit in the nine months ended September 30, 2007 was $360.2 million as compared to $273.3 million in the nine months ended September 30, 2006. The gross profit includes restructuring expenses of $10.5 million (which constitute approximately 0.8% of revenues). As a result, the gross profit margin in the nine months ended September 30, 2007 was 25.9%, as compared to the same percentage in the corresponding period of the previous year.

Research and Development (“R&D”)

The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

The Company’s R&D included programs which are partially funded by third parties, including the Israeli Ministry of Defense (“IMOD”), the Office of the Chief Scientist (“OCS”) and bi-national and European Development funds. The R&D was performed in all major areas of core technological activities of the Company and mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors, radio communication equipment and homeland security technologies and products.

Three Months Ended on September 30, 2007, Compared to Three Months Ended on September 30, 2006

Gross R&D expenses in the quarter ended September 30, 2007 totaled $39.8 million (7.7% of revenues), as compared to $29.6 million (7.8% of revenues) in the quarter ended September 30, 2006.

Net R&D expenses (after deduction of third party participation) in the quarter ended September 30, 2007 totaled $34.5 million (6.7% of revenues), as compared to $24.6 million (6.5% of revenues) in the quarter ended September 30, 2006.

Nine Months Ended on September 30, 2007, Compared to Nine Months Ended on September 30, 2006

Gross R&D expenses in the nine months ended September 30, 2007 totaled $106.0 million (7.6% of revenues), as compared to $82.4 million (7.8% of revenues) in the nine months ended September 30, 2006.

Net R&D expenses (after deduction of third party participation) in the nine-month period ended September 30, 2007 totaled $87.6 million (6.3% of revenues), as compared to $64.4 million (6.1% of revenues) in the nine-month period ended September 30, 2006.

Marketing and Selling Expenses

The Company maintains its activities in developing new markets and pursues at any given time various business opportunities according to the Company’s plan.

Three Months Ended on September 30, 2007, Compared to Three Months Ended on September 30, 2006

Marketing and selling expenses in the quarter ended September 30, 2007 were $41.6 million (8.0% of revenues), as compared to $27.4 million (7.3% of revenues) in the quarter ended September 30, 2006.

Nine Months Ended on September 30, 2007, Compared to Nine Months Ended on September 30, 2006

Marketing and selling expenses in the nine months ended September 30, 2007 were $113.1 million (8.1% of revenues), as compared to $81.0 million (7.7% of revenues) in the nine months ended September 30, 2006.

The increase in the marketing and selling expenses was caused by the consolidation of Tadiran’s expenses and increased marketing efforts in 2007 in various international markets. These activities included extensive equipment demonstrations.

General and Administrative (“G&A”) Expenses

Three Months Ended on September 30, 2007, Compared to Three Months Ended on September 30, 2006

G&A expenses were $28.8 million (5.5% of revenues) in the quarter ended September 30, 2007, as compared to $19.7 million (5.2% of revenues) in the quarter ended September 30, 2006.

Nine Months Ended on September 30, 2007, Compared to Nine Months Ended on September 30, 2006

G&A expenses were $73.2 million (5.3% of revenues) in the nine months ended September 30, 2007, as compared to $57.5 million (5.4% of revenues) in the nine months ended September 30, 2006.

Operating Income

Three Months Ended September 30, 2007, Compared to Three Months Ended September 30, 2006

The Company’s operating income in the quarter ended September 30, 2007 was $35.4 million, as compared to $24.4 million in the quarter ended September 30, 2006. The operating income margin in the third quarter of 2007 was 6.8%, as compared to 6.5% in the third quarter of 2006.

Nine Months Ended September 30, 2007, Compared to Six Months Ended September 30, 2006

The Company’s operating income in the nine months ended September 30, 2007 was $69.7 million, as compared to $70.4 million in the nine months ended September 30, 2006. As a result of the restructuring expenses and IPR&D write-off of $27 million (which constituted 1.9% of revenues) in the second quarter of 2007, the operating income margin in the nine months ended September 30, 2007 decreased to 5.0%, as compared to 6.7% in the nine months ended September 30, 2006.

Finance Expense (Net)

Three Months Ended on September 30, 2007, Compared to Three Months Ended on September 30, 2006

Net finance expense in the quarter ended September 30, 2007 was $0.7 million, as compared to $4.4 million of net finance expense in the quarter ended September 30, 2006. Due to the evaluation of NIS, relative to the US$, the Company’s financial assets in NIS generated financial income. In addition, the Company experienced financial income due to hedging activities.

Nine Months Ended on September 30, 2007, Compared to Nine Months Ended on September 30, 2006

Net finance expense in the nine months ended September 30, 2007 was $8.7 million, as compared to $15.4 million of net finance expense in the nine months ended September 30, 2006. The reduction in the net finance expenses was due to the consolidation of Tadiran results and the impact on the third quarter results explained above.

Taxes on Income

The Company’s tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group’s companies generating the taxable income operate. The increase in the weighted average tax rates in the nine months ended September 30, 2007, is mainly due to the IPR&D write-off in the second quarter of 2007, related to the acquisition of the Tadiran shares not being deductible for tax purposes.

Three Months Ended on September 30, 2007, Compared to Three Months Ended on September 30, 2006

Provision for taxes in the quarter ended September 30, 2007 was $9.2 million (effective tax rate of 26.6%), as compared to a provision for taxes of $7.3 million (effective tax rate of 36%) in the quarter ended September 30, 2006. The effective tax rate in 2006 was higher mainly as a result of the appreciation of the NIS, which increased the effective Israeli taxable income.

Nine Months Ended on September 30, 2007, Compared to Nine Months Ended on September 30, 2006

Provision for taxes in the nine months ended September 30, 2007 was $21.3 million (effective tax rate of 34.9%), as compared to a provision for taxes of $16.6 million (effective tax rate of 30%) in the nine months ended September 30, 2006.

Company’s Share in Earnings of Affiliated Entities

The companies and partnerships, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas to the Company’s core business activities, including electro-optics and airborne systems. The Company’s share in Tadiran’s earnings was included until the date of acquisition.

Three Months Ended on September 30, 2007, Compared to Three Months Ended on September 30, 2006

The Company’s share in earnings of affiliated companies and partnerships in the third quarter of 2007 was $4.2 million, as compared to net income of $4.6 million in the third quarter of 2006.

Nine Months Ended on September 30, 2007, Compared to Nine Months Ended on September 30, 2006

In the nine months ended September 30, 2007 the Company’s share in earnings of affiliated companies and partnerships was $10.0 million, as compared to net income of $8.2 million in the nine months ended September 30, 2006.

Net Earnings and Earnings Per Share (“EPS”)

Three Months Ended on September 30, 2007, Compared to Three Months Ended on September 30, 2006

Net earnings in the quarter ended September 30, 2007 were $26.4 million (5.1% of revenues), as compared to net earnings of $18.7 million (5.0% of revenues) in the quarter ended September 30, 2006. Diluted EPS in the quarter ended September 30, 2007 was $0.62, as compared to $0.45 in the quarter ended September 30, 2006.

The number of shares used for computation of diluted EPS in the quarter ended September 30, 2007 was 42,307 thousand shares, as compared to 41,913 thousand shares in the quarter ended September 30, 2006.

Nine Months Ended on September 30, 2007, Compared to Nine Months Ended on September 30, 2006

Net earnings in the nine months ended September 30, 2007 were $44.8 million (3.2% of revenues), as compared to net earnings of $48.3 million (4.6% of revenues) in the nine months ended September 30, 2006. Diluted EPS in the nine months ended September 30, 2007 was $1.06, as compared to $1.15 in the nine months ended September 30, 2006. The net earnings in the nine-month period ended September 30, 2007 include $24.4 million in IPR&D and restructuring net expenses, due to the acquisition of Tadiran in April 2007.

The number of shares used for computation of diluted EPS in the nine months ended September 30, 2007 was 42,372 thousand shares, as compared to 41,819 thousand shares in the nine months ended September 30, 2006.

G.  Liquidity and Capital Resources

The Company’s net cash flow generated from operating activities in the nine months ended September 30, 2007 was $214.2 million, resulting mainly from net income and advances received from customers. The cash inflows were partially offset, mainly by an increase in inventories.

Net cash flow used for investment activities in the nine months ended September 30, 2007 was $286.5 million, which was used mainly for the acquisition of the Tadiran and FTL shares.

Net cash flow from financing activities in the nine months ended September 30, 2007 was $294.6 million, resulting mainly from long-term loans received.

On September 30, 2007, the Company had total borrowings in the amount of $466.7 million, including $431.3 million in long-term loans, and $908 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On September 30, 2007, the Company had a cash balance amounting to $306.9 million.

As of September 30, 2007, the Company had working capital of $176.5 million, and its current ratio was 1.15.

H. Derivatives and Hedges

Market risks relating to the Company’s operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to those changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and NIS. The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

On September 30, 2007, the Company’s liquid assets were comprised of bank deposits and short and long-term bonds. The Company’s deposits and loans are based on variable interest rates, and their value as of September 30, 2007 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company’s results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

The Company’s functional currency is the U.S. dollar. On September 30, 2007, the Company had exposure due to liabilities denominated in NIS of $120 million in excess of its NIS denominated assets. These liabilities represent mostly wages and trade payables. The amount of the Company’s exposure to the changes in the NIS-U.S. dollar exchange rate varies from time to time, and as indicated above, impacted the Company’s expenses for the third quarter of 2007.

Most of the Company’s assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of September 30, 2007 by forward contracts. On September 30, 2007, the Company had forward contracts for the sale and purchase of such foreign currencies totaling $386 million ($184 million in Euro, $195 million in GBP and $7 million in other currencies). The financial derivative activities in the third quarter of 2007 resulted in an unrealized net loss of approximately $16.7 million, which was recorded as other comprehensive income.

On September 30, 2007, the Company had options for hedging future cash flow denominated in NIS in the amount of $114 million. The fair market value of the options as of September 30, 2007 was an unrealized gain of approximately $2.1 million.

I. Dividends

The Board of Directors declared on November 13, 2007 a dividend of $0.17 per share.

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